Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Dated August 17, 2026

Registration No. 333-294016

Beacon Financial Corporation

$175,000,000

6.25% Fixed-to-Floating Rate Subordinated Notes due 2036

Term Sheet

Issuer:	Beacon Financial Corporation (the “Company” or “Issuer”)

Security:	6.25% Fixed-to-Floating Rate Subordinated Notes due 2036 (the “Notes”)

Aggregate Principal Amount:	$175,000,000

Type of Offering:	SEC Registered

Expected Securities Ratings*:	Baa3 (stable) by Moody’s BBB- (stable) by Kroll Bond Rating Agency*

Trade Date:	August 17, 2026

Settlement Date:	August 20, 2026 (T + 3)**

Maturity Date (if not previously redeemed):	September 1, 2036

Coupon:	From and including the Settlement Date, to, but excluding September 1, 2031, or the date of earlier redemption (the “fixed rate period”), the Notes will bear interest at a fixed rate of 6.25% per annum, payable semi-annually in arrears. From and including September 1, 2031, to, but excluding, the maturity date or the date of earlier redemption (the “floating rate period”), the Notes will bear interest at an annual floating rate equal to the Three-Month Term SOFR, or such other Benchmark rate, plus 215 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that in the event the Three-Month Term SOFR (or other applicable Benchmark rate) is less than zero, the Three-Month Term SOFR (or other applicable Benchmark rate) shall be deemed to be zero.

Interest Payment Dates:	Until but excluding September 1, 2031, the Company will pay interest on the Notes semi-annually on March 1 and September 1 of each year, commencing March 1, 2027. From and including September 1, 2031 to but excluding the maturity date or date of earlier redemption, the Company will pay interest on the Notes quarterly on March 1, June 1, September 1 and December 1 of each year, commencing on December 1, 2031.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date, whether or not a Business Day.

Day Count Convention:	During the fixed rate period, 30/360 to, but excluding, September 1, 2031; during the floating rate period, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, redeem the Notes before the maturity date, in whole or in part, beginning with the interest payment date of September 1, 2031, and on any date thereafter, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under applicable laws or regulations, including capital regulations, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption; provided, however, that interest due on an interest payment date falling on or prior to the applicable redemption date will be payable to the holders of the Notes as of the record date for such interest payment date.

Special Redemption:	The Company may redeem the Notes at any time, including prior to September 1, 2031, at the Company’s option in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under applicable laws or regulations, including capital regulations, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date; provided, however, that interest due on an interest payment date falling on or prior to the applicable redemption date will be payable to the holders of the Notes as of the record date for such interest payment date.

Denominations:	Book-entry form through the facilities of DTC in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering, after the payment of offering expenses, to repay $75 million aggregate principal amount of its outstanding 6.0% fixed-to-floating rate subordinated notes due 2029 (“2029 Notes”), plus accrued interest, and for general corporate purposes.

Price to Public:	100%

Ranking:

The Notes will be the Company’s general unsecured subordinated obligations and will be:

•   junior in right of payment and upon liquidation to any of the Company’s existing and future senior indebtedness, whether secured or unsecured;

•   equal in right of payment and upon liquidation with any of the Company’s existing and future subordinated indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Notes;

•   senior in right of payment and upon liquidation with the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities and any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other types of indebtedness that include the Notes; and

•   effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of Beacon Bank & Trust and the Company’s other current and future subsidiaries, including, without limitation, Beacon Bank & Trust’s liabilities to depositors in connection with the deposits in Beacon Bank & Trust, its liabilities to general creditors and its liabilities arising during the ordinary course or otherwise.

As of June 30, 2026, the Company had no indebtedness outstanding ranking senior to the Notes, $175.0 million of indebtedness on a gross basis (which includes the 2029 Notes) outstanding ranking equally to the Notes, and $33.7 million of junior subordinated indebtedness on a gross basis (which was composed of the Company’s existing junior subordinated debentures underlying outstanding trust preferred securities) outstanding ranking junior to the Notes.

CUSIP / ISIN:	084680AC1 / US084680AC15

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Piper Sandler & Co.
Co-manager:	Hovde Group, LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

**Note: The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.

The Issuer has filed a shelf registration statement (File No. 333-294016) (including a base prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, A Stifel Company, toll-free at 1-800-966-1599 or by email at USCapitalMarkets@kbw.com, or Piper Sandler & Co., toll-free at 866-805-4128 or by email at FSG-DCM@psc.com.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.